Fort Lauderdale
Jacksonville
Los Angeles
Madison
Miami
New York
Orlando
Tallahassee
Tampa
Tysons Corner
Washington, DC
West Palm Beach
One Southeast Third Avenue
28th Floor
Miami, Florida 33131-1714

www.akerman.com

305 374 5600 tel    305 374 5095 fax

Bradley D. Houser
305 982 5658
bradley.houser@akerman.com

October 30, 2006
Mr. Kurt K. Murao
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	BabyUniverse, Inc. Registration Statement on Form S-3 Filed August 24, 2006 File No. 333-136872
Dear Mr. Murao:
     We enclose for filing with the Securities and Exchange Commission Amendment No. 1 to the referenced Registration Statement on Form S-3. Provided below is the company’s item-by-item response to the Securities and Exchange Commission staff’s comment letter dated September 18, 2006. Please note that, for your convenience, we have recited each open item in boldface type and provided the response to each comment immediately thereafter.
Selling Shareholders, page 19
1.	We note that the selling shareholders are non-natural persons. Please disclose the natural persons who exercise sole or shared voting or investment power over the entity. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote.

The Company understands that the selling shareholders are structured as entities where no single natural person or related group of natural persons exercises sole or shared voting or investment power over the entity. With the exception of Hercules Technology Group Capital, Inc., which is a closed-end investment company that has elected to be

Securities and Exchange Commission
October 30, 2006

treated as a business development company under the Investment Company Act of 1940, none of the selling shareholders is a public entity, a majority-owned subsidiary of a public entity or a registered investment company. A footnote disclosure has been added to page 19 regarding Hercules.

2.	Please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, please tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation. Further, if the shares offered for resale were not issued as underwriting compensation to the broker-dealer, you must be eligible to file a registration statement for a primary offering on the form used, i.e., Form S-3 in the instant case. We may have further comment upon review of your response.

GunnAllen Financial, Inc., Wedbush Morgan Securities, Inc. and Merriman Curhan Ford and Co. are each registered broker-dealers and received warrants to purchase shares of the Company’s common stock as underwriting/placement agent compensation.

3.	If any of the selling shareholders are affiliates of broker-dealers, please provide an analysis supporting your position that the resale of securities by any affiliates of broker-dealers is not an indirect primary offering. If the offering is an indirect primary offering, affiliates of broker-dealers must be identified as underwriters and you must be eligible to file a registration statement for a primary offering on the form used, i.e., Form S-3 in the instant case. Your analysis should address the following points:
•	how long the selling shareholders have held the securities;

•	the circumstances under which the selling shareholders received the securities;

•	the selling shareholders’ relationship to the issuer;

•	the amount of securities involved;

•	whether the sellers are in the business of underwriting securities; and

•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.
Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:
•	the seller purchased in the ordinary course of business; and

•	at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Securities and Exchange Commission
October 30, 2006

As stated in the response to Comment No. 2 above, GunnAllen, Wedbush and Merriman are registered broker-dealers. The Company believes that these selling shareholders will not be serving as a conduit for the issuer and that the resale of securities by these selling shareholders will not result in an indirect primary offering, but a true secondary offering. This conclusion is based on the fact that these selling shareholders had no prior business relationship with the Company and were issued the warrants in arm’s length transactions in the ordinary course of their business, which includes underwriting securities. The warrants have been held by GunnAllen and Wedbush for over one year and by Merriman for over three months. The Company believes that none of the selling shareholders has a present intention to exercise or resell, due to, among other things, the fact that warrants are presently out-of-the-money. The total number of shares underlying the warrants issued to these three selling shareholders is approximately 2.5% of the Company total issued and outstanding shares. Based on these factors, the Company is confident that none of GunnAllen, Wedbush or Merriman is a conduit for the Company’s securities. The prospectus has been revised, as requested, on page 19.
Undertakings
4.	Please disclose the full undertakings in Item 512(a) of Regulation S-K, as applicable. See SEC Release 33-8591 (July 19, 2005) and Securities Offering Reform Transition Questions and Answers located on our website at www.sec.gov.

The Company has edited Item 17 to disclose the full undertakings as requested.
Legality Opinion
5.	Please revise the legality opinion to state that the opinion is based on Florida law.

The legality opinion has been edited to include a statement that the opinion is based on Florida law.
Very truly yours,
AKERMAN SENTERFITT
Bradley D. Houser